Exhibit 99.1

May 15, 2014

ChinaCache International Holdings Ltd. Announces First Quarter 2014 Financial Results

BEIJING, May 15, 2014 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the first quarter ended March 31, 2014.

Highlights for the First Quarter of 2014

•         Net revenues in the first quarter were RMB323.9 million (US$52.1 million), exceeded prior guidance by approximately 5.2%, and representing a 40.4% increase year-over-year.

•         Gross profit in the first quarter was RMB98.3 million (US$15.8 million), an increase of 38.0% year-over-year.

•         Adjusted EBITDA (non-GAAP) in the first quarter was RMB25.4 million (US$4.1 million), a 25.2% increase from the prior quarter and a significant improvement of 159.8% year-over-year.

•         Net income attributable to ordinary shareholders in the first quarter was RMB6.3 million (US$1.0 million), compared with a net loss attributable to ordinary shareholders of RMB14.0 million in the fourth quarter of 2013 and a net loss attributable to ordinary shareholders of RMB8.5 million in the corresponding period in 2013.

•         Adjusted net income (non-GAAP) was RMB2.7 million (US$0.4 million) in the first quarter, compared with adjusted net loss (non-GAAP) of RMB7.2 million in the fourth quarter of 2013 and adjusted net loss (non-GAAP) of RMB7.5 million in the corresponding period in 2013.

“I am very pleased to report another very successful quarter. With the continued growth of our business, simplified organization structure and improved efficiency, we had a very good start to 2014. We achieved financial and operating breakeven in the first quarter, due to the hard work and dedication of our employees and management team,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “During the first quarter, we announced a strategic partnership with China Telecom to build and manage a content delivery network. We also announced in April that we have signed a framework agreement with People.cn relating to the development of the cloud infrastructure to meet their rapidly growing cloud computing and storage needs. With these two agreements, we have aligned with industry leaders and have created partnerships that are very beneficial for each party. We believe there are many promising opportunities in this fast-growing industry, and we are very excited for our prospects in 2014. We continue to make significant progresses in all of our business segments, including Enterprise and mobile Internet technology. We remain focused on delivering strong financial results while also investing in opportunities that will lead to sustainable growth in the long-term.”

First Quarter 2014 Financial Results

Net revenues for the first quarter of 2014 were RMB323.9 million (US$52.1 million), representing a 4.6% decrease from the previous quarter and a 40.4% increase from the corresponding period in 2013. Net revenues exceeded prior guidance, due to improvements in all areas of operations, with particular strength in the media and entertainment vertical’s video business.

Cost of revenues for the first quarter of 2014 was RMB225.6 million (US$36.3 million), representing a 2.8% decrease from the previous quarter and a 41.4% increase from the corresponding period in 2013. Gross margin for the first quarter of 2014 was 30.3%, compared with 31.6% in the previous quarter and 30.9% in the corresponding period in 2013. Non-GAAP gross margin for the first quarter of 2014, which excludes share-based compensation, was 30.5%, compared with 31.7% in the previous quarter and 31.1% in the corresponding period in 2013.

Sales and marketing expenses for the first quarter of 2014 were RMB32.7 million (US$5.3 million), or 10.1% of net revenues, representing a 14.1% decrease from the previous quarter and a 22.3% increase from the corresponding period in 2013. The quarter-over-quarter decrease was mainly due to the better cost control measures the Company imposed across the board, and reduced personnel-related expenses in the first quarter of 2014.

General and administrative expenses for the first quarter of 2014 were RMB37.2 million (US$6.0 million), or 11.5% of net revenues, representing a 14.3% decrease from the previous quarter and a 22.8% increase from the corresponding period in 2013. The quarter-over-quarter decrease in general and administrative expenses was primarily attributable to decreased personnel-related expenses in the first quarter of 2014.

Research and development expenses for the first quarter of 2014 were RMB28.2million (US$4.5 million), or 8.7% of net revenues, representing a 7.7% decrease from the previous quarter and a 33.4% increase from the corresponding period in 2013. The quarter-over-quarter decrease was mainly due to the decreased personnel-related expenses in the first quarter of 2014.

Operating income was RMB0.2 million (US$33,000) in the first quarter of 2014, compared to an operating loss of RMB6.0 million in the previous quarter and an operating loss of RMB6.9 million in the corresponding period in 2013. Non-GAAP operating income, which excludes share-based compensation expense and impairment of an available-for-sale investment, was RMB3.7 million (US$0.6 million), compared with a non-GAAP operating loss of RMB1.1 million in the fourth quarter of 2013 and a non-GAAP operating loss of RMB5.3 million in the corresponding period in 2013.

Income tax expense was RMB0.8 million (US$0.1 million) in the first quarter of 2014, compared with RMB9.4 million in the fourth quarter of 2013 and RMB3.1 million in the corresponding period in 2013.

Net income turned positive to RMB6.3 million (US$1.0 million) in the first quarter of 2014, compared with a net loss of RMB14.0 million in the fourth quarter of 2013 and a net loss of RMB8.5 million in the corresponding period in 2013. Basic and diluted earnings per American depositary share (“ADS”) for the first quarter of 2014 was RMB0.26 (US$0.04) and RMB0.25 (US$0.04), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net income (non-GAAP), defined as net income before share-based compensation expense, foreign exchange (loss)/gain, penalties on uncertain tax positions and impairment of an available-for-sale investment, was RMB2.7 million (US$0.4 million), compared with an adjusted net loss (non-GAAP) of RMB7.2 million in the fourth quarter of 2013 and an adjusted net loss (non-GAAP) of RMB7.5 million in the corresponding period in 2013. Non-GAAP basic and diluted earnings per ADS in the first quarter of 2014 were RMB0.11 (US$0.02) and RMB0.11 (US$0.02), respectively.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense, foreign exchange (loss)/gain and impairment of an available-for-sale investment, jumped to RMB25.4 million (US$4.1 million) compared with RMB20.3 million in the fourth quarter of 2013 and RMB9.8 million in the corresponding period in 2013.

Capital Resources

As of March 31, 2014, the Company had cash and cash equivalents of RMB521 .7 million (US$83.9 million), compared with RMB338.1 million as of December 31, 2013. In addition, the Company had an available-for-sale investment amounting to RMB 24.7 million (US$4.0 million) in an RMB denominated fund, which is presented as current assets. Capital expenditures for the first quarter of 2014 were RMB29.7 million (US$4.8 million).

Share Repurchases

On June 21, 2013, the Company’s Board authorized the Company to resume its previously announced US$10 million share repurchase plan. Under the resumed plan, ChinaCache is authorized, but not obligated, to repurchase up to US$8.5 million worth of its ADSs over the next 12 months on the open market or in block trades.

As of May 15, 2014, the Company has not repurchased any ADSs under this buyback program on the open market.

Outlook for the Company’s Second Quarter of 2014

ChinaCache currently expects to generate total net revenues in the range of RMB340.0 million (US$54.7 million) to RMB345.0 million (US$55.5 million) for the second quarter of 2014, representing an increase of 5.0% to 6.5% from the first quarter of 2014, and an increase of 31.9% to 33.9% from the second quarter of 2013. This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a corresponding conference call and live webcast to discuss these results at 8:00 PM Eastern Daylight Time on May 15, 2014, which corresponds to 8:00 AM Beijing time on May 16, 2014.

The dial-in details for the live conference call are as follows:

•        U.S. dial-in number: +1 (845) 675-0438

•        Hong Kong dial-in number: +852 3051-2745

•        International dial-in number: +65 6723-9385

•        China dial-in number: 400-1200-654

•        Conference ID: 33944234

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at en.chinacache.com.

A replay of the conference call will also be available until May 23, 2014 by dialing:

•        U.S. dial-in number: +1 (855) 452-5696

•        International dial-in number: +61 (2) 9003-4211

•        China dial-in number: 400-632-2162

•        Conference ID: 33944234

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit en.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense and impairment of an available-for-sale investment.

The Company defines adjusted net income/(loss) as net income/(loss) before share-based compensation expense, foreign exchange (loss)/gain, penalties on uncertain tax positions and impairment of an available-for-sale investment.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income/(loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange (loss)/gain and impairment of an available-for-sale investment that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•        Adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•        They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•        They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments,

on the Company’s debt;

•        They do not reflect income taxes or the cash requirements for any tax payments;

•        Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income/(loss), EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•        While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•        Other companies may calculate adjusted net income/(loss), EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2164 as of March 31, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2014 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES

•        Unaudited Condensed Consolidated Balance Sheets

•        Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

•        Supplementary Metrics

•        Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of Dec 31	As of Mar 31	As of Mar 31
	2013	2014	2014
	RMB (Audited)	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash and cash equivalents	338,092	521,687	83,921
Restricted Cash	60,000	60,000	9,652
Accounts receivable, net	306,237	380,359	61,186
Prepaid expenses and other current assets	50,549	68,071	10,950
Available-for-sale investment	24,636	24,730	3,978
Deferred tax assets	7,096	11,137	1,792
Amount due from a related party	141	150	24
Total current assets	786,751	1,066,134	171,503

Non-current assets
Property and equipment, net	240,650	284,526	45,770
Cloud infrastructure construction in progress	12,236	22,032	3,544
Intangible assets, net	5,563	5,581	898
Land use right, net	50,730	50,472	8,119
Long term investments	21,450	21,450	3,451
Available-for-sale investments	12,240	15,308	2,463
Deferred tax assets	1,719	992	160
Long term deposits and other non-current assets	35,829	38,802	6,242
Total non-current assets	380,417	439,163	70,647

Total Assets	1,167,168	1,505,297	242,150

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	60,000	9,652
Accounts payable	203,750	256,749	41,302
Accrued employee benefits	43,922	55,020	8,851
Accrued expenses and other payables	157,075	239,051	38,455
Income tax payable	10,399	14,346	2,308
Liabilities for uncertain tax positions	11,540	11,540	1,856
Amounts due to related parties	862	1,061	171
Deferred government grant	24,360	37,360	6,010
Total current liabilities	511,908	675,127	108,605

Non-current liabilities
Deferred tax liabilities	2,127	2,185	351
Total non-current liabilities	2,127	2,185	351

Total Liabilities	514,035	677,312	108,956

Total Shareholders’ equity	653,133	827,985	133,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,167,168	1,505,297	242,150

Condensed Consolidated Statements of Comprehensive Income/(Loss)
(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2014
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues	230,748	339,373	323,866	52,099
Cost of revenues	(159,538)	(232,203)	(225,586)	(36,289)

Gross profit	71,210	107,170	98,280	15,810
Sales & marketing expenses	(26,711)	(38,017)	(32,671)	(5,256)
General & administrative expenses	(30,297)	(43,409)	(37,194)	(5,983)
Research & development expenses	(21,139)	(30,555)	(28,207)	(4,538)
Impairment of an available-for-sale investment	—	(1,217)	—	—

Operating (loss)/income	(6,937)	(6,028)	208	33
Interest income	446	459	424	68
Interest expense	(411)	(1,275)	(1,491)	(240)
Other income	878	3,973	922	148
Foreign exchange gain/(loss), net	643	(1,735)	7,048	1,134

(Loss)/income before income taxes	(5,381)	(4,606)	7,111	1,143
Income tax expense	(3,098)	(9,410)	(846)	(136)

Net (loss)/income attributable to ordinary shareholders	(8,479)	(14,016)	6,265	1,007

Foreign currency translation	28	(2,328)	337	54
Unrealized holding gains arising during the period	557	232	95	15
Reclassification adjustments for gains included in net loss	—	(499)	—	—

Total other comprehensive income/(loss), net of tax	585	(2,595)	432	69

Comprehensive (loss)/income	(7,894)	(16,611)	6,697	1,076

(Loss)/earnings per ordinary share:
Basic	(0.02)	(0.04)	0.02	0.00
Diluted	(0.02)	(0.04)	0.02	0.00

(Loss)/earnings per ADS*:
Basic	(0.37)	(0.61)	0.26	0.04
Diluted	(0.37)	(0.61)	0.25	0.04

Weighted average number of ordinary shares used in earnings per share computation:
Basic	362,102,972	367,762,251	381,584,158	381,584,158
Diluted	362,102,972	367,762,251	394,517,873	394,517,873

*Note1:1 ADS = 16 shares

 Note2: Non-GAAP Financial Measures

Supplementary Metrics
(Unaudited)

	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014
Revenues breakdown by industry verticals
Internet and software	20%	20%	22%	25%	23%
Mobile internet	17%	17%	17%	15%	15%
Media and entertainment	30%	29%	27%	27%	28%
E-commerce	22%	22%	21%	21%	21%
Enterprises	8%	9%	10%	10%	11%
Government agencies	3%	3%	3%	2%	2%
Total	100%	100%	100%	100%	100%

Capital expenditures	55,584	28,444	22,689	32,886	29,728
As a percentage of net revenues	24.1%	11.0%	8.2%	9.7%	9.2%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)
(Unaudited)

	For the Three Months Ended
	Mar 31, 2013	Dec 31, 2013	Mar 31, 2014	Mar 31, 2014
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange (loss)/gain and impairment of an available-for-sale investment

Net (loss)/income	(8,479)	(14,016)	6,265	1,007
Depreciation	13,832	16,613	20,321	3,269
Amortization	361	631	522	84
Interest expense	411	1,275	1,491	240
Interest income	(446)	(459)	(424)	(68)
Income tax expense	3,098	9,410	846	136
Share-based compensation	1,656	3,684	3,464	557
Foreign exchange (loss)/gain	(643)	1,735	(7,048)	(1,134)
Penalties on uncertain tax positions	—	229	—	—
Impairment of an available-for-sale investment	—	1,217	—	—
Adjusted EBITDA	9,790	20,319	25,437	4,091
Margin%	4.2%	6.0%	7.9%	7.9%

Adjusted net (loss)/income — defined as net (loss)/income before share-based compensation, foreign exchange (loss)/gain, penalties on uncertain tax positions and impairment of an available-for-sale Investment

Net (loss)/income	(8,479)	(14,016)	6,265	1,007
Share-based compensation	1,656	3,684	3,464	557
Foreign exchange (loss)/gain	(643)	1,735	(7,048)	(1,134)
Penalties on uncertain tax positions	—	229	—	—
Impairment of an available-for-sale Investment	—	1,217	—	—
Adjusted net (loss)/income	(7,466)	(7,151)	2,681	430
Margin%	(3.2)%	(2.1)%	0.8%	0.8%
(Loss)/earnings per ordinary share:
Basic	(0.02)	(0.02)	0.01	0.00
Diluted	(0.02)	(0.02)	0.01	0.00
(Loss)/earnings per ADS:
Basic	(0.33)	(0.31)	0.11	0.02
Diluted	(0.33)	(0.31)	0.11	0.02

Non-GAAP gross profit - defined as gross profit before share-based compensation expense

Gross profit	71,210	107,170	98,280	15,810
Plus: Share-based compensation	527	302	374	60
Non-GAAP gross profit	71,737	107,472	98,654	15,870
Margin%	31.1%	31.7%	30.5%	30.5%

Non-GAAP operating expense - defined as operating expense before share-based compensation expense

Sales & marketing expenses	26,711	38,017	32,671	5,256
Minus: Share-based compensation	(1,259)	(656)	(808)	(130)
Non-GAAP sales & marketing expenses	25,452	37,361	31,863	5,126
% of net revenues	11.0%	11.0%	9.8%	9.8%

General & administrative expenses	30,297	43,409	37,194	5,983
Minus: Share-based compensation	686	(2,022)	(1,569)	(252)
Non-GAAP general & administrative expenses	30,983	41,387	35,625	5,731
% of net revenues	13.4%	12.2%	11.0%	11.0%

Research & development expenses	21,139	30,555	28,207	4,538
Minus: Share-based compensation	(556)	(704)	(713)	(115)
Non-GAAP research & development expenses	20,583	29,851	27,494	4,423
% of net revenues	8.9%	8.8%	8.5%	8.5%

Non-GAAP operating (loss)/income — defined as GAAP operating (loss)/income before share-based compensation expense and impairment of an available-for-sale investment

Operating (loss)/income	(6,937)	(6,028)	208	33
Plus: Share-based compensation	1,656	3,684	3,464	557
Plus: Impairment of an available-for-sale investment	—	1,217	—	—
Non-GAAP operating (loss)/income	(5,281)	(1,127)	3,672	590
Margin%	(2.3)%	(0.3)%	1.1%	1.1%

CONTACT: For investor and media inquiries please contact:

Ms. Edith Kwan

Investor Relations

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

Source: ChinaCache International Holdings Ltd.

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